SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Sharper Image Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    820013100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 2 OF 15 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    460,609
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                460,609
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            460,609
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 3 OF 15 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    225,942
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                225,942
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            225,942
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 4 OF 15 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON LEXINGTON MASTER FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    234,667
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                234,667
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            234,667
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 5 OF 15 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF,PF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                38,000
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    460,609
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     38,000
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                460,609
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            498,609
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 6 OF 15 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jerry W. Levin
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    430,129
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                430,129
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            430,129
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 7 OF 15 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            STEVEN R. ISKO
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    81,766
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                81,766
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            81,766
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 8 OF 15 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            MICHAEL A. POPSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    81,766
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                81,766
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            81,766
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 9 OF 15 PAGES
------------------------------                             ---------------------

ITEM 1.           SECURITY AND ISSUER.

        This statement relates to the shares of Common Stock, $0.01 par value per share (the "Shares"), of Sharper Image Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 350 The Embarcadero, 6th Floor, San Francisco, California, 94105.

ITEM 2.           IDENTITY AND BACKGROUND.

        (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), Clinton Lexington Master Fund, L.P., a Cayman Islands exempted limited partnership ("CLEX"), Jerry W. Levin, Steven Isko, Michael Popson and George Hall (collectively, the "Reporting Persons").

        (b) The principal business address of CGI, Jerry W. Levin, Steven Isko, Michael Popson and George Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CSO and CLEX is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

        (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CSO and CLEX is to invest in securities. George Hall is the Chief Investment Officer and President of CGI. Jerry W. Levin, Steven Isko and Michael Popson are Managing Directors at CGI.

        (d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) George Hall, Jerry W. Levin, Steven Isko and Michael Popson are citizens of the United States of America.

        The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CSO and CLEX is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein were derived from available capital of CSO and CLEX and from the personal funds of George Hall, Jerry W. Levin, Steven Isko and Michael Popson. A total of approximately $1,778,636 was paid to acquire the Shares beneficially owned by CSO, CLEX and George Hall. Mr Levin, Mr. Isko and Mr. Popson paid approximately $1,579,536, $277,500 and $277,500, respectively, to acquire the Shares beneficially owned by them.

ITEM 4.           PURPOSE OF TRANSACTION.

        The Reporting Persons originally acquired Shares for investment because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 10 OF 15 PAGES
------------------------------                             ---------------------

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on December 10, 2007, the Reporting Persons beneficially owned an aggregate of 1,092,270 Shares, constituting approximately 7.2% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,149,247 Shares outstanding, which is the total number of Shares outstanding as of September 6, 2007 as reported by the Issuer in its Quarterly Report filed on September 10, 2007 on Form 10-Q for the period ended July 31, 2007.

        (b) By virtue of investment management agreements with each of CSO and CLEX, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of the 225,942 Shares held by CSO and the 234,667 Shares held by CLEX. By virtue of his direct and indirect control of CGI, George E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power and he individually holds an additional 38,000 Shares. Accordingly, CGI and George E. Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 460,609 Shares and George Hall has sole voting and dispositive power with respect to an additional 38,000 Shares. Jerry W. Levin, Steven Isko and Michael Popson have sole voting power and sole dispositive power over the Shares owned by each of them. By virtue of the employment of Jerry W. Levin, Steven Isko and Michael Popson by CGI, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to have voting control over a combined 7.2% of the Shares. However, each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons in the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 11 OF 15 PAGES
------------------------------                             ---------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Issuer, Jerry W. Levin and JWL Partners LLC, a management and investment firm Mr. Levin founded in 2005, are party to a Services Agreement, dated September 25, 2006 (the "SERVICES AGREEMENT") pursuant to which Mr. Levin agreed to serve as Chairman and Interim Chief Executive Officer of the Issuer and JWL Partners agreed to provide supporting management consulting services, including the services of Mr. Isko and Mr. Popson, to the Issuer. The term of the agreement was one year, subject to earlier termination by either party. Compensation was $750,000 annually in the aggregate for the services of Mr. Levin and JWL Partners, including the services of Mr. Isko and Mr. Popson, in addition to reimbursement of travel and other business expenses. In addition, under the Services Agreement Mr. Levin received options to purchase 60,000 shares of the Company's common stock, and Mr. Isko and Mr. Popson each received options to purchase 20,000 shares of the Company's common stock. All of these options have an exercise price equal to the fair market value of the Company's common stock on the grant date and vested 50% immediately, with the remaining portion vesting after one year of service. The foregoing description is a summary only and is qualified by reference to the Services Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated herein by reference.

        On March 8, 2007, the Issuer, Jerry W. Levin and JW Levin Partners LLC entered into an amendment to the Services Agreement (the "FIRST AMENDMENT"). The First Amendment provided that, if requested by the Board of Directors, Mr. Levin would remain as Chairman of the Board, following the Issuer's appointment of a permanent Chief Executive Officer, through September 25, 2007 (the last day of the term of the Services Agreement), and increases the monthly compensation paid to JWL Partners by $100,000 in the aggregate for the services of Mr. Levin and JWL Partners, including the services of Mr. Isko and Mr. Popson, payable for the period starting February 1, 2007 through a period of 90 days following the end of Mr. Levin's term under the Services Agreement as Chief Executive Officer, but in no event beyond September 25, 2007. The First Amendment also provides for the grant of options to purchase 65,301 shares of the Company's common stock to Mr. Levin and the grant of options to purchase 21,766 shares of the Company's common stock to each of Mr. Isko and Mr. Popson. All of these options have an exercise price equal to the fair market value of the Company's common stock on the grant date and became exercisable on September 25, 2007. The foregoing description is a summary only and is qualified by reference to the First Amendment, a copy of which is filed as Exhibit C to this Schedule 13D and is incorporated herein by reference.

        On August 23, 2007, the Issuer, Jerry W. Levin and JW Levin Partners LLC entered into an Amendment Number 2 to the Services Agreement (the "SECOND AMENDMENT"), pursuant to which the term of the Services Agreement was extended through January 31, 2009. The Second Amendment also provides that Jerry W. Levin will remain Chairman of the Board of Directors of the Issuer during the term of the Services Agreement. The Second Amendment also provides for the grant of options to purchase 40,000 and 20,001 shares of the Company's common stock to Mr. Levin on September 25, 2007 and September 25, 2008, respectively and the grant of options to purchase 20,000 and 6,666 shares of the Company's common stock to each of Mr. Isko and Mr. Popson on September 25, 2007 and September 25, 2008, respectively. All of these options will have an exercise price equal to the fair market value of the Company's common stock on the grant date and will become vested 50% upon grant and 50% upon the earlier to occur of January 31, 2009, a change of control or specified involuntary termination events (including termination by the Company without cause or by JW Levin Partners LLC due to the Company's material breach of the Services Agreement). If certain other specified termination events (including the termination by the Company for cause or JW Levin Partners LLC's material breach of the Services Agreement, or termination by JW Levin Partners LLC for convenience) occur, the 50% not vested upon grant will not become vested. Options that will be or were previously granted under the Services Agreement will remain exercisable until the earlier of the end of their 10-year term and the expiration of a period of time equal to the number of years of service of Jerry W. Levin as a director of the Issuer, but not less than three years, after termination of Jerry W. Levin's service as a director of the Issuer. The foregoing description is a summary only and is qualified by reference to the Second Amendment, a copy of which is filed as Exhibit D to this
Schedule 13D and is incorporated herein by reference.

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 12 OF 15 PAGES
------------------------------                             ---------------------

        On September 25, 2007 the Issuer, Jerry W. Levin and JW Levin Partners LLC entered into an Amended and Restated Amendment Number 2 to the Services Agreement, (the "RESTATED SECOND AMENDMENT") pursuant to which the number of options granted to Mr. Levin under the Second Amendment was corrected from 40,000 to 60,000. The foregoing description is a summary only and is qualified by reference to the Restated Second Amendment, a copy of which is filed as Exhibit E to this Schedule 13D and is incorporated herein by reference.

            Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Joint Filing Agreement dated December [10], 2007

Exhibit B - Services Agreement, dated September 25, 2006, by and between Sharper Image Corporation, Jerry W. Levin and JW Levin Partners LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Sharper Image Corporation, filed September 29, 2006).

Exhibit C - Amendment Number 1 to Services Agreement, dated March 8, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Sharper Image Corporation, filed March 9, 2007).

Exhibit D - Amendment Number 2 to Services Agreement, dated August 23, 2007 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Sharper Image Corporation, filed August 27, 2007).

Exhibit E - Amended and Restated Amendment Number 2 to Services Agreement, dated September 25, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Sharper Image Corporation, filed September 27, 2007).

---------------------------                                 -------------------
CUSIP NO.      820013100             SCHEDULE 13D           PAGE  13 OF 15 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2007


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George E. Hall
                                 ------------------------------
                                 George E. Hall


                                 /s/ Jerry W. Levin
                                 ------------------------------
                                 Jerry W. Levin


                                 /s/ Steven R. Isko
                                 ------------------------------
                                 Steven R. Isko


                                 /s/ Michael A. Popson
                                 ------------------------------
                                 Michael A. Popson

---------------------------                                 -------------------
CUSIP NO.      820013100             SCHEDULE 13D           PAGE 14 OF 15 PAGES
---------------------------                                 -------------------
                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                           Position
---------------------------    -------------------------------------------
George E. Hall                 Director and President
Francis A. Ruchalski           Director and Chief Financial Officer
Wendy Ruberti                  General Counsel and Assistant Secretary
John L. Hall                   Director

        The following sets forth the name, citizenship, principal occupation and business address of each director of CSO, and of the general partner of CLEX. There are no executive officers of CSO and CLEX.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

Cassandra Powell is a citizen of the Cayman Islands. Her principal occupation is Senior Manager of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

CLINTON LEXINGTON MASTER FUND, L.P.

Clinton GP, Inc., a Delaware limited liability company ("Clinton GP"), is the general partner of Clinton Lexington Master Fund, L.P. Clinton GP is controlled by George E. Hall. George E. Hall's citizenship, principal occupation and business address are set forth above.

------------------------------                             ---------------------
CUSIP NO.      820013100              SCHEDULE 13D         PAGE 15 OF 15 PAGES
------------------------------                             ---------------------

                                   SCHEDULE B

 TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS


Clinton Special Opportunities Master Fund, Ltd.

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------
        10/01/07                    9,500                    4.08
        10/02/07                    5,100                    4.06
        10/11/07                    5,400                    3.38
        10/12/07                   12,600                    2.58
        10/15/07                    2,500                    1.81
        11/02/07                   38,500                    3.01
        11/06/07                    7,618                    3.05
        11/07/07                   11,000                    3.00
        11/08/07                    9,100                    2.99
        11/27/07                   50,000                    3.23

Clinton Lexington Master Fund, L.P.

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------
        10/01/07                    9,605                    4.08
        10/11/07                    5,400                    3.38
        10/12/07                   12,600                    2.58
        10/15/07                    2,500                    1.81
        10/26/07                    5,470                    2.95
        11/02/07                   38,500                    3.01
        11/06/07                    7,600                    3.05
        11/07/07                   11,000                    3.00
        11/08/07                    9,100                    2.99
        11/27/07                   50,000                    3.23

George Hall

       Trade Date        Shares Purchased (Sold)     Price Per Share ($)
       ----------        -----------------------     -------------------
        10/31/07                   38,000                    2.81

Jerry W. Levin (IRA Account)

       Trade Date        Shares Purchased (Sold)     Price Per Share ($)
       ----------        -----------------------     -------------------
        10/16/07                   50,000                    1.84
        10/17/07                   50,000                    1.78

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 10, 2007


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

                                 /s/ Jerry W. Levin
                                 ------------------------------
                                 Jerry W. Levin


                                 /s/ Steven R. Isko
                                 ------------------------------
                                 Steven R. Isko


                                 /s/ Michael A. Popson
                                 ------------------------------
                                 Michael A. Popson